AMERICAN SURGICAL HOLDINGS, INC.
10039 Bissonnet Street, Suite #250
Houston, Texas 77036-7852

December 4, 2007

VIA EDGAR TRANSMISSION

Ms. Tia Jenkins
Division of Corporate Finance
Office of Beverages, Apparel and Health Care Services
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re:	American Surgical Holdings, Inc.
Item 4.02 Form 8-K
Filed November 21, 2007
File No. 0-50354

Dear Ms. Jenkins:

American Surgical Holdings, Inc. (the “Company”) is in receipt of the comment letter dated November 28, 2007 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission regarding the above referenced filing.  The headings and numbered paragraphs of this response letter correspond to the headings and paragraphs in the Comment Letter.

1.	We note that you intend to file restated financial statements. Please tell us when you will file them.

Answer:
In accordance with the Staff’s comment, we have revised the Form 8-K to disclose that the Company anticipates filing a Form 10-QSB/A, which will include restated financial statements, for the quarter ended June 30, 2007 on or before December 7, 2007.

2.
Please quantify the amounts of omitted disclosure and financial statement revisions that will be provided in the amended Form 10KSB.  Explain, and quantify, how the changes in Form 10KSB will affect the Forms 10QSB filed during 2006.

Answer:
We respectfully advise the Staff that the Company plans to amend its Form 10-KSB for the year ended December 31, 2006 to report the amounts earned by certain of the related parties discussed above, which amounts were not previously disclosed as having been paid to related parties. These omissions do not change the results of operations or financial condition of the Company for the year ended December 31, 2006 and will not require the amendment of any of the Company’s Forms 10-QSBs filed during 2006.

The Company anticipates that the amended Form 10-KSB for the year ended December 31, 2006 will include, among other things, (i) disclosure relating to controls and procedures, executive compensation and certain relationships and related parties with respect to revised compensation totals for the Company’s executive officers (which revisions do not affect the results of operation or the financial condition of the Company for the year ended December 31, 2006, because the aggregate compensation expense recorded by the Company did not change), (ii) disclosure regarding a bankruptcy proceeding involving the prior employer of one of the Company’s executive officers, (iii) disclosure of the failure of two beneficial owners of more than 10% of the Company’s outstanding common stock to timely file reports required by Section 16(a) of the Exchange Act and (iv) corrections to the number of shares reported as beneficially owned by certain officers.

3.	Provide a new letter from the accountants regarding the revised disclosure, as necessary.

Answer:	In accordance with the Staff’s comment, we have filed a new letter from our independent auditors as Exhibit 7.1 to the Form 8-K/A.

4.
When you amend your periodic reports to file the restated financial statements, describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of your disclosure controls and procedures.  See Item 307 of Regulation S-B.  If the officers conclude that the disclosure controls and procedures were effective despite the restatement, describe the basis for the officers’ conclusions.

Answer:
In accordance with the Staff’s comment, the Form 10-QSB/A for the quarter ended June 30, 2007 and the Form 10-KSB/A for the year ended December 31, 2006 will include a description of the effect of the restatement on our officers’ conclusions regarding the effectiveness of our disclose controls and procedures.

The Company acknowledges that:

●	it is responsible for the adequacy and accuracy of the disclosure in the Form 8-K/A;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the Form 8-K/A and this response letter satisfactorily respond to the Comment Letter.  If there are any questions, please call our legal counsel Kristina L. Trauger of Anslow & Jaclin, LLP at (732) 409-1212 x 204.  Your assistance in this matter is appreciated.

Very truly yours,

AMERICAN SURGICAL HOLDINGS, INC.

By:  /s/  Zak W. Elgamal
           Zak W. Elgamal
           President  and Chief Operating Officer